For the fiscal year ended (a) 2/28/97
File number (c) 811-3712

                          SUB-ITEM 77I
               Terms of New or Amended Securities

     The  Fund is authorized to issue 500 million Class
Z shares. Class Z shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees.
Class Z shares will be offered to a limited group of eligible investors.